HECO Exhibit 12.2

Hawaiian Electric Company, Inc. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Six months ended June 30		Years ended December 31
	2007	2006	2006	2005	2004	2003	2002
(dollars in thousands)
Fixed charges
Total interest charges	$27,093	$26,779	$52,563	$49,408	$49,588	$44,341	$44,232
Interest component of rentals	1,120	929	1,863	1,311	909	820	663
Pretax preferred stock dividend requirements of subsidiaries	692	736	1,467	1,461	1,459	1,430	1,434
Preferred securities distributions of trust subsidiaries	—	—	—	—	—	7,675	7,675

Total fixed charges	$28,905	$28,444	$55,893	$52,180	$51,956	$54,266	$54,004

Earnings
Income before preferred stock dividends of HECO	$11,643	$38,814	$76,027	$73,882	$82,257	$79,991	$91,285
Fixed charges, as shown	28,905	28,444	55,893	52,180	51,956	54,266	54,004
Income taxes (benefit) (see note below)	6,205	23,932	46,440	44,623	49,479	49,824	56,658
Allowance for borrowed funds used during construction	(1,184)	(1,421)	(2,879)	(2,020)	(2,542)	(1,914)	(1,855)

Earnings available for fixed charges	$45,569	$89,769	$175,481	$168,665	$181,150	$182,167	$200,092

Ratio of earnings to fixed charges	1.58	3.16	3.14	3.23	3.49	3.36	3.71

Note:
Income taxes (benefit) is comprised of the following:
Income tax expense relating to operating income from regulated activities	$10,998	$24,244	$47,381	$45,029	$50,059	$50,175	$56,729
Income tax benefits relating to results from nonregulated activities	(4,793)	(312)	(941)	(406)	(580)	(351)	(71)

	$6,205	$23,932	$46,440	$44,623	$49,479	$49,824	$56,658

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent the sum of (i) pretax income before preferred stock dividends of HECO and before adjustment for undistributed income or loss from equity investees and (ii) fixed charges (as hereinafter defined, but excluding the allowance for borrowed funds used during construction). “Fixed charges” represent the sum of (i) interest, whether capitalized or expensed, (ii) amortization of debt expense and discount or premium related to any indebtedness, whether capitalized or expensed, (iii) the estimate of the interest within rental expense, (iv) the preferred stock dividend requirements of HELCO and MECO, increased to an amount representing the pretax earnings required to cover such dividend requirements, and (v) in 2003 and prior years when the trust subsidiaries were consolidated, the preferred securities distribution requirements of the trust subsidiaries.